April 2007	Filed pursuant to Rule 433 dated March 26, 2007 Relating to Preliminary Pricing Supplement No. 246 dated March 26, 2007 to Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities
Participation Notes due April 30, 2009
Based on the Performance of the MSCI India Total Return Index(SM)
The Participation Notes due April 30, 2009, Based on the Performance of the MSCI India Total Return Index(SM) (the “Notes”), provide investors exposure to a free float-adjusted market capitalization index designed to measure the performance of Indian equity securities, including price performance and income from dividend payments. Unlike ordinary debt securities, the Notes do not pay interest and do not guarantee any return of principal at maturity.
SUMMARY TERMS

Issuer:	Morgan Stanley

Issue Price:	$10 (see “Commissions and Issue Price” below)

Stated Principal Amount:	$10

Pricing Date:	April , 2007

Original Issue Date:	April , 2007

Maturity Date:	April 30, 2009

Underlying Index:	The MSCI India Total Return Index(SM) (the “Index”)

Payment at Maturity:	Redemption Amount

Redemption Amount:	$9.85 x [1+ (Index Performance — Annual Adjustment Factor)] The Redemption Amount will not be less than $0.

Index Performance:	(Final Index Value — Initial Index Value) / Initial Index Value

Initial Index Value:	The closing value of the Index on the Pricing Date

Final Index Value:	The closing value of the Index on the Valuation Date

Valuation Date:	April 28, 2009

Annual Adjustment Factor:	1.75% per annum, accrued daily from the Pricing Date to and including the Valuation Date

The Annual Adjustment Factor can be calculated by multiplying 1.75% by the number of calendar days from and including the Pricing Date to and including the Valuation Date, and dividing that amount by 365.

Due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note, the value of the Index must increase by approximately 5.03% in order for you to receive at least the $10 Stated Principal Amount per Note at maturity. If the value of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the $10 Stated Principal Amount per Note.

CUSIP:	61750V311

Listing:	The Notes will not be listed on any securities exchange

Agent:	Morgan Stanley & Co. Incorporated

Commissions and Issue Price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per Note:	$10.00	$0.15	$9.85
	Total:

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Notes purchased by that investor. The lowest price payable by an investor is $9.95 per security. Please see “Issue Price” on page 4 for further details.

(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.
You should read this document together with the preliminary pricing supplement describing this offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Preliminary Pricing Supplement No. 246, dated March 26, 2007
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Investment Overview
Participation Notes
There are multiple challenges for U.S. retail investors seeking exposure to India’s growing economy.
Indian regulation makes it difficult for U.S. retail investors to make investments in local securities markets and there are a limited number of Indian companies that have ADRs trading in the United States. Accordingly, access to Indian securities markets has generally been limited to U.S. institutions.
Investors seeking broad Indian market exposure can use these Morgan Stanley issued Participation Notes to access the returns of a free float-adjusted market capitalization index designed to measure the market performance of Indian equity securities, including price performance and income from dividend payments.
The Participation Notes due April 30, 2009, Based on the Performance of the MSCI India Total Return Index(SM) (the “Index”) provide exposure to the performance of the Index. The return on the Notes will be equal to either the upside or downside performance of the Index, as reduced by the Annual Adjustment Factor and as limited by the Redemption Amount being calculated by reference to a value of $9.85. There will be no interest payments on the Notes.

Maturity:	2 Years

Protection at Maturity:	None

Payment at Maturity:	The positive or negative Index Performance less the Annual Adjustment Factor and as limited by the Redemption Amount being calculated by reference to a value of $9.85. In no event will the Redemption Amount be less than $0.
MSCI India Total Return Index(SM) Overview
The Index is calculated and published by Morgan Stanley Capital International Inc., which we refer to as “MSCI.” The Index is a free float-adjusted market capitalization index that is designed to measure the market performance of Indian equity securities, including price performance and income from dividend payments. The Index is calculated on a net basis, approximating the minimum possible dividend reinvestment (i.e., dividends are reinvested after deduction of withholding tax, using the rate applicable to non-resident individuals who do not benefit from double taxation treaties).
Information as of market close on March 22, 2007

Ticker: NDEUSIA	Current Index Closing Value: 373.333
52 Week High Index Value: 407.742 (on 2/8/2007)	52 Week Low Index Value: 231.909 (on 6/14/2006)
Historical Performance – Historical Daily Index Closing Values
January 1, 2002 to March 22, 2007

April 2007	Page 2

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Key Investment Rationale

Access	▪ The Notes provide access to Indian securities markets, where U.S. retail investors have typically had difficulty making direct investments

▪ Portfolio diversification through exposure to an established emerging market index

Best Case Scenario	▪ The Index appreciates significantly and the Notes are redeemed for a gain

Worst Case Scenario
▪   The value of the Index decreases or does not increase sufficiently, and investors receive less, and possibly significantly less, than the $10 Stated Principal Amount per Note. If the Redemption Amount is $0, investors will lose their entire investment. Due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note, the value of the Index must increase by approximately 5.03% in order for you to receive at least the $10 Stated Principal Amount per Note at maturity. In no event will the Redemption Amount be less than $0.

Summary of Selected Key Risks (see page 8)
▪	Structure Related Risks
o	No interest payments and no guaranteed return of principal

o	Appreciation potential is reduced by the Annual Adjustment Factor and the Redemption Amount being calculated by reference to the net proceeds received by the Issuer
▪	Index Related Risks
o	Adjustments to the Index could adversely affect the value of the Notes

o	The Notes are subject to foreign exchange risk
▪	Secondary Market Related Risks
o	Market price of the Notes will be influenced by many unpredictable factors

o	Secondary trading may be limited

o	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

o	Hedging and trading activity could potentially affect the value of the Notes
▪	Other Risks
o	Economic interests of the Calculation Agent may be potentially adverse to investor interests

o	Investing in the Notes is not equivalent to investing in the Index

o	Issuer credit risk

o	U.S. federal income tax consequences of an investment in the Notes
Suitability
The Notes may be suitable for investors who:
▪	Do not require current income / coupon payments

▪	Are capable of understanding the complexities / risks specific to the Notes

▪	Are willing to and who can absorb a potential loss of their entire investment

April 2007	Page 3

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Fact Sheet
The Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $10 Stated Principal Amount of Notes that the investor holds, an amount in cash based on the performance of the MCSI India Total Return Index(SM), as reduced by the Adjustment Factor.
Expected Key Dates

Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
April , 2007	April , 2007 (5 business days after the Pricing Date)	April 30, 2009
Key Terms

Issuer:	Morgan Stanley

Underlying Index:	MSCI India Total Return Index(SM) (the “Index”)

Issue Price:	$10 per Note.

The Notes will be issued at $10 per Note and the agent’s commissions will be $0.15 per Note; provided that the price to public and the agent’s commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $9.975 per Note and $0.125 per Note, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $9.9625 per Note and $0.1125 per Note, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $9.95 per Note and $0.10 per Note, respectively. Agent’s commissions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the Notes distributed by such dealers.

Stated Principal Amount:	$10 per Note

Interest:	None

Payment at Maturity:	At maturity we will pay with respect to each $10 Note, an amount in cash equal to the Redemption Amount, as determined by the Calculation Agent.

Redemption Amount:	$9.85 x [1+ (Index Performance — Annual Adjustment Factor)]

The Redemption Amount will not be less than $0.

Index Performance	(Final Index Value – Initial Index Value) / Initial Index Value

Initial Index Value:	The closing value of the Index on the Pricing Date

Final Index Value:	The closing value of the Index on the Valuation Date

Valuation Date:	April 28, 2009

Annual Adjustment Factor:	(i) The product of (x) 1.75% times (y) the number of calendar days from and including the Pricing Date to and including the Valuation Date, (ii) divided by 365. The Annual Adjustment Factor can be expressed by the following formula:
1.75% x Act 365

“Act” = number of calendar days from and including the Pricing Date to and including the Valuation Date.

Due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note, the value of the Index must increase by approximately 5.03% in order for you to receive at least the $10 Stated Principal Amount per Note at maturity. If the value of the Index decreases or does not increase sufficiently, you will receive less, and possibly significantly less, than the $10 Stated Principal Amount per Note. If the Redemption Amount is $0, you will lose your entire investment.

Postponement of Maturity Date:	If, due to a market disruption event or otherwise, the Valuation Date is postponed so that it falls less than two scheduled business days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled business day following the Valuation Date, as postponed.

Risk Factors:	Please see “Risk Factors” on page 8.

April 2007	Page 4

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)

General Information

Listing:	The Notes will not be listed on any securities exchange.

CUSIP:	61750V311

Tax Consideration:	An investment in the Notes should be characterized as an investment in prepaid cash settlement forward contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a prepaid purchase price, as described in the section of the accompanying preliminary pricing supplement called “Description of Notes—United States Federal Income Taxation.” Accordingly, you should recognize capital gain or loss, at maturity or upon a sale or other taxable disposition of the Notes.

If you are a non-U.S. investor, please also read the section in the accompanying preliminary pricing supplement called “Description of Notes—United States Federal Income Taxation” for a discussion of the withholding tax consequences of an investment in the Notes.

You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Calculation Agent:	MS & Co.

Use of Proceeds and Hedging:	The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection for hedging our obligations under the Notes through one or more of our subsidiaries. On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Notes by taking positions in U.S. securities listed on or traded through the facilities of any U.S. market or exchange, including American Depositary Receipts.

Unrelated to this offering, MS & Co. and other affiliates of ours may trade the component stocks of the Index and other financial instruments related to the Index and the component stocks of the Index on a regular basis as part of their general broker-dealer and other businesses.

Any of these unrelated hedging or trading activities during the term of the Notes could potentially affect the value of the Index, including the Final Index Value and, accordingly, the amount of cash investors will receive at maturity.

ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in the accompanying preliminary pricing supplement.

Minimum Ticketing Size:	$1,000 / 100 Notes

Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)
This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2007	Page 5

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Hypothetical Payout on the Notes
The following table illustrates hypothetical Final Index Values, Index Performances, Redemption Amounts and Returns on Notes, assuming:
(i)	Hypothetical Initial Index Value = 373.00

(ii)	Days from Pricing Date to Valuation Date = 736

(iii)	Annual Adjustment Factor	= 1.75% x (number of days from Pricing Date to Valuation Date)

= 1.75% x (736 / 365)

= 3.52877%
The hypothetical Final Index Values, Index Performances, Redemption Amounts and Returns on Notes set forth below are for illustrative purposes only and may not reflect an actual investment in the Notes. The numbers appearing in the following table under “Redemption Amount” and “Return on Notes” and in the examples on the following page, are approximate and examples have been rounded for ease of analysis.

Final Index Value	Index Performance	Redemption Amount	Return on Notes
746.00	100.00%	$19.35	93.5%
671.40	80.00%	$17.38	73.8%
596.80	60.00%	$15.41	54.1%
559.50	50.00%	$14.43	44.3%
522.20	40.00%	$13.44	34.4%
447.60	20.00%	$11.47	14.7%
410.30	10.00%	$10.49	4.9%
400.98	7.50%	$10.24	2.4%
391.76	5.03%	$10.00	0.0%
391.65	5.00%	$9.99	-0.1%
387.92	4.00%	$9.90	-1.0%
380.46	2.00%	$9.70	-3.0%
373.00	0.00%	$9.50	-5.0%
365.54	-2.00%	$9.31	-6.9%
358.08	-4.00%	$9.11	-8.9%
354.35	-5.00%	$9.01	-9.9%
345.03	-7.50%	$8.76	-12.4%
335.70	-10.00%	$8.52	-14.8%
298.40	-20.00%	$7.53	-24.7%
223.80	-40.00%	$5.56	-44.4%
149.20	-60.00%	$3.59	-64.1%
74.60	-80.00%	$1.62	-83.8%
0.00	-100.00%	$0.00	-100.0%

April 2007	Page 6

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Example 1: The level of the Index decreases significantly from the Initial Index Value. Investors receive less than the $10 per Note invested.
Hypothetical Initial Index Value: 373.00
Hypothetical Final Index Value: 223.80
Number of days from Pricing Date to Valuation Date: 736
Hypothetical Annual Adjustment Factor = 1.75% x (# of days from Pricing Date to Valuation Date /365) = 3.52877%)

Hypothetical payment at maturity (per Note)	= $9.85 x [1 + (Index Performance–Annual Adjustment Factor)]
= $9.85 x [1 + (-40% - 3.52877%)]
= $5.56
The Final Index Value is 40% below the Initial Index Value. Investors participate fully in the downside performance of the Index. In addition, due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note, investors would lose more than 40% on their investment even though the Index has only declined 40%.
Example 2: The level of the Index increases from the Initial Index Value but not sufficiently. Investors receive less than the $10 per Note invested.
Hypothetical Initial Index Value: 373.00
Hypothetical Final Index Value: 387.92
Number of days from Pricing Date to Valuation Date: 736
Hypothetical Annual Adjustment Factor = 1.75% x (# of days from Pricing Date to Valuation Date / 365) = 3.52877%)

Hypothetical payment at maturity (per Note)	= $9.85 x [1 + (Index Performance–Annual Adjustment Factor)]
= $9.85 x [1 + (4% - 3.52877%)]
= $9.90
The Final Index Value is 4% above the Initial Index Value. However, due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note, the value of the Index must increase by approximately 5.03% in order for investors to receive at least the $10 Stated Principal Amount per Note at maturity. Therefore, in this example, though the Index has appreciated by 4%, investors still suffer an approximate loss of 1% loss on their investment.
Example 3: The level of the Index increases significantly from the Initial Index Value. Investors receive more than the $10 per Note invested but the return on the Notes is less than the percentage increase in the value of the Index.
Hypothetical Initial Index Value: 373.00
Hypothetical Final Index Value: 447.60
Number of days from Pricing Date to Valuation Date: 736
Hypothetical Annual Adjustment Factor = 1.75% x (# days from Pricing Date to Valuation Date / 365) = 3.52877%)

Hypothetical payment at maturity (per Note)	= $9.85 x [1 + (Index Performance–Annual Adjustment Factor)]
= $9.85 x [1 + (20% - 3.52877%)]
= $11.47
The Final Index Value is 20% above the Initial Index Value, however, due to the application of the Annual Adjustment Factor and because the Redemption Amount is calculated by reference to a value of $9.85, participation in the increase in the value of the Index is reduced and investors would receive a 14.7% return.

April 2007	Page 7

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Risk Factors
The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of your particular circumstances. The Notes are not secured debt and investing in the Notes is not equivalent to investing directly in the Index. The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the preliminary pricing supplement, prospectus supplement and prospectus. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.
Structure Specific Risk Factors
▪ The Notes do not pay interest and do not guarantee a return of principal. The terms of the Notes differ from ordinary debt securities in that you will not be paid interest and you are not guaranteed the return of your principal at maturity. The return on your investment in the Notes may be less than the amount that would be paid on an ordinary debt security and actually may be zero. The payout to you at maturity of the Notes will be a cash amount that may be worth less, and potentially significantly less, than the $10 Stated Principal Amount of each Note.
▪ The Annual Adjustment Factor and the Redemption Amount being calculated by reference to the net proceeds received by the Issuer will have the effect of reducing your participation in the Index. The Annual Adjustment Factor, which takes into account the cost of hedging our obligations under the Notes, will accrue daily and will reduce the Redemption Amount by approximately 1.75% per Note per year. In addition, the Redemption Amount is calculated by reference to a value of $9.85, the net proceeds received by the Issuer per Note. As a result, the value of the Index must increase by approximately 5.03% in order for you to receive at least the $10 Stated Principal Amount per Note at maturity.
Index Specific Risk Factors
▪ Adjustments to the Index could adversely affect the value of the Notes. MSCI is solely responsible for calculating and maintaining the Index. You should not conclude that the inclusion of a stock in the Index is an investment recommendation by us of that stock. In addition, MSCI can, in its sole discretion, add, delete or substitute the component stocks of the Index or make other methodological changes required by certain corporate events relating to the component stocks, such as stock splits and dividends, spin-offs, rights issuances and mergers and acquisitions, that could change the value of the Index. Any of these actions could adversely affect the value of the Notes.
▪ The Notes are subject to foreign exchange risk. Because the Index is denominated in U.S. dollars but the Index components are quoted in Indian rupees, your return on the Notes will be subject to the USD/INR exchange rate. In general, an increase in the USD/INR exchange rate (meaning that a greater number of Indian rupees are required to purchase one U.S. dollar) will cause the level of the Index, and therefore the value of your Notes, to decrease. The USD/INR exchange rate is a result of the supply of, and demand for, each currency. Changes in the USD/INR exchange rate may result from the interactions of many factors including economic, financial, social and political conditions in India and the United States. These conditions include, for example: (i) the overall growth and performance of the economies of the United States and India; (ii) the trade and current account balance between the United States and India; (iii) inflation, interest rate levels and the performance of stock markets in the United States and India; (iv) the stability of the United States and Indian governments and banking systems; (v) declared and undeclared wars, acts or terror or other hostilities in which the United States or India is directly or indirectly involved or that occur anywhere in the world; (vi) major natural disasters in the United States or India; and (vii) other foreseeable and unforeseeable events.

April 2007	Page 8

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Secondary Market Specific Risk Factors
▪ Market price influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market, including, (i) the value of the Index; (ii) interest and yield rates in the market; (iii) the volatility (frequency and magnitude of changes in value) of the Index; (iv) geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the component notes or stock markets generally and which may affect any Index value; (v) the dividend rate on the component stocks of the Index; and (vi) our creditworthiness. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.
▪ Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. MS & Co. currently intends to act as a market maker for the Notes but is not required to do so.
▪ Inclusion of Commissions and projected profit from hedging in the Issue Price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, since the Issue Price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the Notes.
▪ Hedging and trading activity could potentially affect the value of the Notes. We expect that MS & Co. and other affiliates will carry out hedging activities related to the Notes by taking positions in U.S. securities listed on or traded through the facilities of any U.S. market or exchange, including American Depositary Receipts.
     Unrelated to this offering, MS & Co. and other affiliates of ours may trade the component stocks of the Index and other financial instruments related to the Index and the component stocks of the Index on a regular basis as part of their general broker-dealer and other businesses.
     Any of these unrelated hedging or trading activities during the term of the Notes could potentially affect the value of the Index, including the Final Index Value and, accordingly, the amount of cash investors will receive at maturity.
Other Risk Factors
▪ Economic interests of the Calculation Agent may be potentially adverse to the investors. The Calculation Agent is our affiliate. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.
▪ Not equivalent to investing in the Index. Investing in the Notes is not equivalent to investing in the Index or its component stocks. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.
▪ Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.
▪ U.S. federal income tax consequences of an investment in the Notes. An investment in the Notes should be characterized as an investment in prepaid cash settlement forward contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a prepaid purchase price, as described in the section of the accompanying preliminary pricing supplement called “Description of Notes—United States Federal Income Taxation.” However, due to the absence of authorities that directly address the proper tax treatment of the Notes, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, this characterization and treatment. We are not requesting a ruling from the IRS with respect to the Notes, and our characterization of the Notes is not binding on the IRS or any court. If the IRS were successful in asserting an alternative characterization or treatment, the timing and character of income on the Notes could be significantly affected. For a discussion of some potential alternative characterizations and their consequences, see “Description of Notes—United States Federal Income Taxation” in the accompanying Preliminary Pricing Supplement.

April 2007	Page 9

Participation Notes
Based on the Performance of the MSCI India Total Return Index(SM)
Information about the Underlying Index
MSCI India Total Return Index(SM)
The Index is a free float-adjusted market capitalization index that is designed to measure the market performance of Indian equity securities, including price performance and income from dividend payments. The Index is calculated on a net basis, approximating the minimum possible dividend reinvestment (dividends are reinvested after deduction of withholding tax, using the rate applicable to non-resident individuals who do not benefit from double taxation treaties).
For additional information about the Index, see the information set forth under “Description of Notes—The MSCI India Total Return Index(SM)” in the accompanying preliminary pricing supplement.
License Agreement between MSCI and MS&Co. Certain MSCI trademarks and service marks have been licensed for use by us. See “Description of Notes—License Agreement between MSCI and MS & Co.” in the accompanying preliminary pricing supplement.
Historical Information
The following table presents the published high and low closing values of the Index from January 1, 2002 through March 22, 2007. The closing value of the Index on March 22, 2007 was 373.330. We obtained the closing value and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical values of the Index as an indication of future performance.

	High	Low	Period End
2002
First Quarter	90.6480	79.7470	86.1500
Second Quarter	87.0160	77.1220	79.5030
Third Quarter	82.1560	73.0000	74.5060
Fourth Quarter	86.9400	71.5290	86.5350
2003
First Quarter	86.8040	77.8720	77.8720
Second Quarter	92.0370	73.6120	92.0370
Third Quarter	117.4310	91.9360	117.4310
Fourth Quarter	154.3330	118.2770	154.3330
2004
First Quarter	162.6980	140.4970	152.2180
Second Quarter	159.6210	116.6180	126.6150
Third Quarter	148.3130	127.6440	147.1390
Fourth Quarter	183.8190	149.4830	183.8190
2005
First Quarter	191.0290	168.7090	179.4540
Second Quarter	200.9300	168.4520	200.9300
Third Quarter	234.4920	198.5930	233.8490
Fourth Quarter	252.8820	204.6830	252.8820

2006
First Quarter	306.9370	252.7150	306.6160
Second Quarter	340.1580	231.9090	278.0260
Third Quarter	328.4610	257.2260	328.4610
Fourth Quarter	382.7690	323.0330	381.8610
2007
First Quarter (through March 22, 2007)	407.7420	339.3280	373.3300

Source: Bloomberg Financial Markets

April 2007	Page 10